CUSIP NO. 811371707         13G





                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)


                          Sea Containers, Ltd.
                            (Name of Issuer)

                                Common - Class A
                     (Title of Class of Securities)

                               811371707
                             (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,455,952

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      15.8%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles B. Johnson
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,455,952

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      15.8%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rupert H. Johnson, Jr.
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,455,952

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      15.8%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Templeton Investment Counsel, Inc.
      59-1961621

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            629,700 (See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            629,700(See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      629,700

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.8%

12.   TYPE OF REPORTING PERSON

      IA
Item 1.
(a)  Name of Issuer:

     Sea Containers, Ltd.

(b)  Address of Issuer's Principal Executive Offices:

     41 Cedar Ave.
     P.O. Box HM 1179
     Hamilton HM EX, Bermuda

Item 2.
(a)  Name of Person Filing:

     (i)    Franklin Resources, Inc.
     (ii)   Charles B. Johnson
     (iii)  Rupert H. Johnson, Jr.
     (iv)   Templeton Investment Counsel, Inc.


(b)  Address of Principal Business Office:

     (i), (ii), and (iii):
     777 Mariners Island Blvd.
     San Mateo, California 94404

     (iv):
     500 E. Broward Blvd.
     Suite 2100
     Ft. Lauderdale, FL 33394

(c)  Place of Organization or Citizenship:

     (i): Delaware
     (ii) and (iii): USA
     (iv): Florida

(d)  Title of Class of Securities:

     Common - Class A

(e)  CUSIP Number:

     811371707

Item 3.  The persons filing this Schedule 13G are:

         (i)  Franklin Resources, Inc.
              (g)  Parent Holding Company
         (ii) Charles B. Johnson
              (g)  Principal Shareholder of Parent Holding Company
         (iii)Rupert H. Johnson, Jr.
              (g)  Principal Shareholder of Parent Holding Company
         (iv) Templeton Investment Counsel, Inc.
              (e)  Investment Adviser
Item 4.  Ownership

The securities reported on herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all voting and investment power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement.

FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.


   (a) Amount Beneficially Owned:

       1,455,952

   (b) Percent of Class:

       15.8%

(c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote

         Franklin Resources, Inc.:                  0
         Charles B. Johnson:                        0
         Rupert H. Johnson, Jr.:                    0
         Templeton Investment Counsel, Inc.:        629,700
         Templeton Global Advisors Limited:         407,000
         Templeton Management Limited (TML):        235,400
         Templeton/Franklin Investment
             Services, Inc.:                        140,152
         Templeton Investment Management
             (Australia) Limited:                   24,000
         Accounts advised by TML under sub-
             adviser agreement:                     19,700
    (ii) Shared power to vote or to direct the vote

   (iii) Sole power to dispose or to direct the disposition of

         Franklin Resources, Inc.:                  0
         Charles B. Johnson:                        0
         Rupert H. Johnson, Jr.:                    0
         Templeton Investment Counsel, Inc.:        629,700
         Templeton Global Advisors Limited:         407,000
         Templeton Management Limited (TML):        235,400
         Templeton/Franklin Investment
             Services, Inc.:                        140,152
         Templeton Investment Management
             (Australia) Limited:                   24,000
         Accounts advised by TML under sub-
             adviser agreement:                     19,700

    (iv) Shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       The clients of the Adviser Subsidiaries have the right to receive dividends and proceeds of the sale of the securities reported on in this statement. Templeton Global Smaller Companies Growth Fund, Inc., a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported on herein. One or more other series of investment companies registered with the SEC or other managed accounts have the right to receive dividends from and the proceeds from the sale of such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

         Templeton Investment Counsel, Inc.           3(e)
         Templeton Global Advisors Limited            3(e)
         Templeton Management Limited                 3(e)
         Templeton/Franklin Investment
             Services, Inc.                           3(e)
         Templeton Investment Management
             (Australia) Limited                      3(e)


Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 12, 1997


                                   S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK                S\DEBORAH R. GATZEK



Deborah R. Gatzek                  By: Deborah R. Gatzek
Franklin Resources, Inc.           Attorney in Fact pursuant to
Senior Vice President              Power of Attorney for
& Assistant Secretary              Charles B. Johnson
                                   as attached to this Schedule 13G


S\RUPERT H. JOHNSON, JR.
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G


S\MARTIN L. FLANAGAN



Martin L. Flanagan
Templeton Investment Counsel, Inc.
Executive Vice President
& Director



POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
February 12, 1997.


                                   S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK                S\DEBORAH R. GATZEK



Deborah R. Gatzek                  By: Deborah R. Gatzek
Franklin Resources, Inc.           Attorney in Fact pursuant to
Senior Vice President              Power of Attorney for
& Assistant Secretary              Charles B. Johnson
                                   as attached to this Schedule 13G


S\RUPERT H. JOHNSON, JR.
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G


S\MARTIN L. FLANAGAN



Martin L. Flanagan
Templeton Investment Counsel, Inc.
Executive Vice President
& Director